Exhibit 99.1

Skeena Resources Closes C$88.3 Million Bought Deal Financing

Vancouver, BC (February 26, 2025) Skeena Resources Limited (TSX: SKE; NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce the closing of the previously announced bought deal offering of 3,290,000 common shares of the Company (the “Common Shares”), at a price of C$14.70 per Common Share (the “Common Share Offering Price”) and 2,230,000 Common Shares issued as “flow-through shares” (the “Flow-Through Common Shares” and together with the Common Shares, the “Offered Shares”) as defined in subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) at a price of $17.93 per Flow-Through Common Share (the “Flow-Through Offering Price”), for aggregate gross proceeds of C$88,346,900 (the “Offering”). The Underwriters (as defined below) elected in full to have 2,230,000 Common Shares issuable as Flow-Through Common Shares at the Flow-Through Offering Price and exercised in full their option to purchase up to an additional 720,000 Common Shares at the Common Share Offering Price under the Offering.

The Offered Shares are offered by way of a prospectus supplement to the Company’s base shelf prospectus (the “Base Shelf Prospectus”) in all of the provinces of Canada, excluding Quebec. The Offered Shares are also offered by way of a U.S. prospectus supplement to the Company’s registration statement on Form F-10 (including the Base Shelf Prospectus) in the United States.

BMO Capital Markets acted as sole bookrunner for the Offering, on behalf of a syndicate of underwriters which includes Raymond James Ltd., RBC Dominion Securities Inc., Agentis Capital Markets LP, Canaccord Genuity Corp., CIBC World Markets Inc., Desjardins Securities Inc., and TD Securities Inc. (collectively, the “Underwriters”).

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. The proceeds raised from the sales of the Flow-Through Common Shares will be used by the Company to incur eligible “Canadian development expenses” (within the meaning of the Tax Act) (the “Qualifying Expenditures”). The Qualifying Expenditures will be incurred or deemed to be incurred and renounced to the purchasers of the Flow-Through Common Shares with an effective date no later than December 31, 2025.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

Contact Information

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the tax treatment of the Flow-Through Common Shares, the use of the proceeds from the Offering and the Company’s milestones. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: risks related to the tax treatment of the Flow-Through Common Shares, the inherent risks involved in development and construction of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2023, its most recently filed interim MD&A, the AIF dated March 28, 2024, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2